FLORIDA GAMING CORPORATION

3500 NW 37th Avenue

Miami, Florida 33142

(305) 633-6400

January 24, 2013

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Florida Gaming Corporation Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed January 17, 2013 File No. 000-09099

Dear Mr. Webb:

In reply to the staff’s oral comments (summarized below) regarding the Company’s filing of Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A on January 17, 2013, we provide the following information:

1.	We note your disclosure at page 34 regarding an informal financial analysis conducted by a Company financial advisor. Please revise to name the financial advisor and confirm that the Company has the advisor’s consent to be named in the proxy statement.

Response:

We have revised the proxy statement to delete the disclosure regarding the informal financial analysis. The advisor has not consented to the use of its name in the proxy statement in connection with this financial analysis.

2.	With a view towards revised disclosure, please discuss when the financial analysis at page 34 was conducted and what the analysis involved.

Response:

We have revised the proxy statement to delete the disclosure regarding the informal financial analysis. The advisor has not consented to the use of its name in the proxy statement in connection with this financial analysis.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Max A. Webb

January 24, 2013

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Very truly yours,

/s/ W. Bennett Collett, Jr.
W. Bennett Collett, Jr.
President and Chief Executive Officer

cc:	Sonia Bednarowski Securities and Exchange Commission R. James Straus Joshua M. O’Bryan Frost Brown Todd LLC